FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Klobuchar, Louis (Last) (First) (Middle) c/o E*TRADE Group, Inc. 4500 Bohannon Drive (Street) Menlo Park, CA 94025 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 03/11/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

E*Trade Group, Inc
(ET)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Chief Brokerage Officer
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock. $.01 par value	1,627,064(1)	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Option to purchase Common Stock (right to buy)	(2) / 09/24/2011	Common Stock / 50,000	$5.10	D
Option to purchase Common Stock (right to buy)	(3) / 01/02/2012	Common Stock / 4,000	$10.325	D
Option to purchase Common Stock (right to buy)	(4) / 10/22/2012	Common Stock / 25,000	$4.42	D
Explanation of Responses:

(1) Pursuant to the terms of the Agreement and Plan of Mergers, Member Interest Purchase and Reorganization of Dempsey & Company LLC and E*TRADE Group, Inc. (the "Merger Agreement"), 912,436 of these shares are restricted from sale through 10/1/2003. Of that amount, 228,109 shares are held in escrow pursuant to the terms of an Escrow Agreement entered into in connection with the Merger Agreement.
(2) Granted 9/24/2001 from 1996 Incentive Stock Plan, exercisable as follows: 12,500 shares on each of 9/24/2002, 2003 and 2004.
(3) Granted 1/2/2002 from 1996 Incentive Stock Plan, exercisable as follows: 1,000 shares on each of 1/2/2003, 2004 and 2005.
(4) Granted 10/22/2002 from 1996 Incentive Stock Plan, exercisable as follows: 6,250 shares on each of 10/22/2003, 2004 and 2005.

By:	Date:
/s/ Russell S. Elmer, as attorney in fact for reporting person	03/13/2003

** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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